

April 23, 2014

Via E-mail
Edward C. Arditte
Co-President and Chief Financial Officer
Fairway Group Holdings Corp.
2284 12th Avenue
New York, New York 10027

> **Re:** **Fairway Group Holdings Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed June 6, 2013**
> **Response dated April 10, 2014**
> **File No. 1-35880**

Dear Mr. Arditte:

We have reviewed your response dated April 10, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6 – Selected Financial Data, page 44

1. We reviewed your response to comment 2 in our letter dated March 13, 2014 stating the adjustments and related amounts included in adjusted EBITDA are in substantial accordance with consolidated EBITDA defined in your senior credit facility. In this regard, please confirm to us that you will revise your disclosure in future filings to clarify this fact and show us what your revised disclosure will look like.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies and Estimates, page 68

2. We reviewed your response to comment 3 in our letter dated March 13, 2014 and the revisions to your proposed disclosure. We note that changes in estimates and assumptions related to stock based compensation expense can materially affect the fair value estimate and the amount of compensation expense recognized. Please tell us your consideration of providing a sensitivity analysis based on other outcomes that are reasonably likely to occur if reasonably likely changes in such estimates and assumptions used would have a material effect on your results of operations. Similar analysis should be provided for impairment analysis and income tax expense, to the extent applicable.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief